Jardines

Jardine Matheson Limited
48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

11th September 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of an announcement issued by Jardine Lloyd Thompson Group plc, an associate of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 9/22

[Press/JMHJLT2k60911/p.5]

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

11th September 2006

For immediate release

Jardine Lloyd Thompson Group plc
Sale of US Businesses

The following announcement was issued on 8th September 2006 by the Company's 30%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

GolinHarris
Kennes Young (852) 2501 7987

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

JARDINE LLOYD THOMPSON
Group plc

8th September 2006

SALE OF US BUSINESSES

Jardine Lloyd Thompson Group plc (JLT) today announces that it has reached agreement with Alliant Insurance Services, Inc. for the sale of its US based Property and Casualty Insurance and Employee Benefits businesses.

Dominic Burke, CEO of JLT said: "The sale of the retail part of our US based operations is an important step forward in implementing the results of the operational review that we initiated earlier this year. The disposal is consistent with JLT's strategy of concentrating on areas of proven business strength."

Tom Corbett, CEO of Alliant Insurance said: "The JLT US retail operations are quite specialised and truly complement our existing business. This acquisition increases not only our geographic span but more importantly, enhances our position as the premier specialty broker in the US."

The consideration is US$100m (£53.2m) including US$5m (£2.7m) of deferred consideration payable by instalments at the end of 2008 and 2009, subject to the profitability of the businesses being sold. The net consideration on completion after transaction costs, including retention bonuses, is approximately US$85m (£45.2m), payable in cash. The proceeds will be used to further enhance the Group's financial position including debt reduction. The loss on sale before tax will be approximately £16.5m, subject to completion adjustments. This loss includes the write off of goodwill and transaction costs and will be treated as an exceptional item.

JLT will continue to operate specialist US-based aviation and wind power insurance businesses and reinsurance operations and will build on its position as a leading provider of access to the London and Bermudian insurance markets for US brokers and their clients.

The sale comprises gross assets of US$102.4m (£54.5m). The assets are predominantly goodwill with attributable turnover of US$54.2m (£29.8m) and profit before tax of US$6.8m (£3.7m) in 2005. The annualised net impact on earnings per share excluding the loss on sale is anticipated to be broadly neutral.

It is expected that the sale, which is subject to a number of conditions including regulatory approval, will be completed before 31st October 2006.

Houlihan Lokey Howard & Zukin, an international investment bank, served as exclusive financial advisor to JLT in this transaction.

For further information on JLT, please contact

Barrie Cornes
Investor Relations Director 020 7528 4560

Rupert Younger / Simon Moyse
Finsbury 020 7251 3801

For further information on Alliant, please contact

Mike Simmons 001 415 403 1425
Vice Chairman

Notes to Editors

Jardine Lloyd Thompson Group plc

The Jardine Lloyd Thompson group of companies is a leading risk management adviser and insurance and reinsurance broker. JLT is also a major provider of employee benefits administration services and related consultancy advice.

JLT is quoted on the London Stock Exchange and is the largest European-headquartered company providing these services and is one of the largest firms of its type in the world. JLT operates out of more than 100 offices in over 30 countries and employs more than 5,000 staff.

www.jltgroup.com